

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

July 27, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: Promotora Valle Hermosa, Inc.**
> **Amendment No. 8 to Schedule 14C filed July 23, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **File No. 000-27199**

Dear Mr. Kim:

        We have reviewed your response letter dated July 23, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008 AND FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

1. Please file your amendment to your Form 10-K for the year ended December 31, 2008 as well as your Form 10-Q for the period ended March 31, 2009. We remind you that when you file your restated Form 10-K you should appropriately address the following:

    •   an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;

- full compliance with SFAS 154, paragraph 26;

- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

- updated Item 9A(T) disclosures should include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it,

  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

  o changes to internal controls over financial reporting, and

  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(T) of Regulation S-K; and

- include all updated certifications.

2. You should also address the above items, as applicable, when you file your restated Form 10-Q for the period ended March 31, 2009.

3. We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Alexei I. Kim
Promotora Valle Hermosa, Inc.
July 27, 2009
Page 3

       You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036